Filed by Elan Corporation, plc
pursuant to Rule 425 of the
Securities Act of 1933 and
deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Alkermes, Inc.
Commission File No.: 001-14131
ELAN REGULATORY INFORMATION RELATING TO MERGER TO CREATE ALKERMES, PLC
Elan Corporation plc (“Elan”) today issued a joint press release with Alkermes, Inc (“Alkermes”) announcing that Elan and Alkermes have entered into a definitive merger agreement under which, and subject to the conditions set forth therein, the Elan Drug Technologies (EDT) business of Elan and the business of Alkermes will be combined (“the Merger”). Upon the closing of the transaction, EDT and Alkermes will become wholly-owned subsidiaries of a newly created Irish headquartered company, Alkermes, plc, which will be traded on NASDAQ and in which Elan will be a 25% shareholder.
Under the terms of the transaction, which has been unanimously approved by the boards of directors of both companies, Elan will also receive US$500 million in cash. The total consideration receivable by Elan (cash and equity in the form of 31.9 million shares of ordinary shares in Alkermes, plc) is currently valued at approximately $960 million (based on the closing price of Alkermes common stock on 6th May 2011). The transaction is subject to approval by the stockholders of Alkermes and satisfaction of other customary closing conditions and regulatory approvals.
This notification contains additional information required to be published by Elan as a result of the classification of the transaction under the listing rules of the Irish Stock Exchange (“Listing Rules”) as a Class 2 disposal, and otherwise required under the Listing Rules or in connection with the outstanding Elan bonds.
About EDT
EDT, one of the world’s leading drug delivery businesses, is a business unit of Elan. As a fully integrated drug delivery business, EDT delivers clinically meaningful benefits to patients, by using its extensive experience and proprietary delivery technologies in collaboration with pharmaceutical companies. For over 40 years, EDT has been, and continues to be, a drug delivery provider of choice for a broad range of pharmaceutical companies, including many of the world’s leading pharmaceutical companies. To date, over 40 products have been developed using EDT’s technologies and are used by millions of patients each day. For more information, go to www.elandrugtechnologies.com. At 31 December, 2010 gross assets of EDT were $449.9 million and the operating profit for the EDT business in respect of the year ended 31 December, 2010 was US$61.1 million.
Benefits of the Transaction
The Merger advances a number of long standing strategic and financial objectives for Elan. As Elan currently intends to use the net cash proceeds of the transaction to reduce its indebtedness, the transaction is expected to improve Elan’s capital structure, while increasing operating leverage, and allowing for additional focus and continued disciplined investment in a broad array of opportunities within the neurology space from a scientific, clinical and product point of view. Elan’s ownership of 31.9 million ordinary shares in Alkermes, plc also provides Elan and its shareholders with the opportunity to participate in further value creation in the combined company.
Shareholder Agreement
In connection with the transaction, Elan and Alkermes will enter into a Shareholder’s Agreement in respect of the Alkermes, plc ordinary shares to be owned by Elan upon the closing of the transaction (the “Shares”). The Shares will be held by a wholly owned subsidiary of Elan (the “Elan Shareholder”), who will also be a party to the Shareholders Agreement, the Elan Shareholder will be subject to certain limitations on the disposition of the Shares, as more fully described in the Shareholder’s Agreement. During the six month period following the closing of the transaction, the Elan Shareholder may not dispose of any Shares. Following that six month period, the Elan Shareholder may dispose of Shares only pursuant to qualifying marked registered offerings. Following the completion of two qualifying offerings, the Elan Shareholder may dispose of Shares, without restriction, to certain permitted institutions described in the Shareholder’s Agreement, subject to the limitation that, in any directly-negotiated disposition or any sale pursuant to Rule 144 of the U.S. Securities Act of 1933, the Elan Shareholder may not sell more than 6.25% of the then total outstanding Alkermes, plc ordinary shares to any third party purchaser. In any event, the Elan Shareholder may dispose of Shares to Elan or another wholly owned subsidiary of Elan or pursuant to any capitalization, consolidation, merger, scheme of arrangement or other business combination transaction involving Alkermes, plc and recommended by the board of Alkermes, plc or approved by the shareholders of Alkermes, plc or pursuant to any tender, exchange or other similar offer made for Alkermes, plc ordinary shares in respect of which the Board of Alkermes, plc has either recommended that shareholders tender their shares or failed to recommend that shareholders reject the offer within 10 business days following the commencement thereof. Any decision in relation to the future disposal of some or all of the shareholding in Alkermes, plc, where permitted under the Shareholder’s Agreement, would be made by the board of Elan having regard to the prevailing circumstances.
During the one year period following the closing date of the Merger, the Elan Shareholder is obligated to vote the Shares in accordance with the recommendation of the board of directors of Alkermes, plc. Following the completion of this 12 month period, provided the Shares represent 15% or less of the issued ordinary share capital of Alkermes, plc or the Alkermes, plc 30 day average share price is less than 50% of the Alkermes share price on the closing date of the Merger, then the Elan Shareholder is free to vote the Shares in any manner it determines.
Board & Management Changes
As part of the Merger, Shane Cooke, will join Alkermes, plc on the closing date of the Merger as President. Mr Cooke has today stepped down as Chief Financial Officer of Elan and remains as Executive Vice President and Head of EDT. Effective immediately, Mr. Nigel Clerkin is appointed as Executive Vice President and Chief Financial Officer of Elan. Mr. Clerkin previously served as Elan’s Senior Vice President, Finance & Group Controller since January 2004. Upon closing of the Merger, Mr. Cooke will retire from the board of directors of Elan.

Indenture
In connection with the consummation of the transaction, EDT will initially be sold by a restricted subsidiary of Elan, in its entirety, to the Elan Shareholder, which is an “unrestricted subsidiary” of Elan under the indentures governing Elan’s outstanding bonds. The aggregate consideration to be received by the restricted subsidiary in connection with the sale will be $961.6 million, consisting of $721.2 million in cash (representing not less than 75.0% of the aggregate sale consideration), payable upon the consummation of the Merger, and preferred shares, with a liquidation preference of $240.4 million (representing not more than 25.5% of the aggregate sale consideration). Elan’s indentures require that that it use the net cash proceeds, within 365 days, to either re-invest in its business or to purchase or repay outstanding bonds on a pro-rata basis.
The sale will constitute an “asset sale” under Elan’s indentures and the $721.2 million of resulting cash consideration (after deducting certain direct costs and expenses relating to the sale) received by the restricted subsidiary will constitute “net cash proceeds,” which will be used by Elan in accordance with the terms of its indentures. Elan currently intends to use the net cash proceeds, in whole or in part, to reduce its outstanding indebtedness.
The foregoing descriptions of the Merger Agreement (including the form of Shareholder’s Agreement attached as an exhibit thereto) and the transaction contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement (including the form of Shareholder’s Agreement), a copy of which is attached as an exhibit to a Report of Foreign Issuer on Form 6-K furnished by Elan to the SEC on the date hereof and the terms of which are incorporated herein by reference.
The Merger Agreement (including the form of Shareholder’s Agreement) has been included to provide Elan’s investors and security holders with information regarding their respective terms. It is not intended to provide any other financial information about Elan, EDT or any of Elan’s subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Elan, EDT or any subsidiary of Elan. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Elan.
Additional Information
In connection with the proposed merger, Alkermes plc will file with the Securities and Exchange Commission (SEC) a registration statement that will include a preliminary prospectus regarding the proposed merger and Alkermes, Inc. will file with the SEC a proxy statement in respect of the proposed merger. The definitive proxy statement/prospectus will be mailed to the stockholders of Alkermes, Inc. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALKERMES, INC. AND EDT AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about EDT and Alkermes, Inc., without charge, at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from Elan’s website www.elan.com.
This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for, or buy, any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.